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SEC FILE NUMBER: 001-13616
CUSIP NUMBER: 86211A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K
☒ Form 10-Q ☐ Form N-SAR

For Period Ended: June 30, 2003

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

STORAGE COMPUTER CORPORATION

Full Name of Registrant

Former Name if Applicable

11 Riverside Street

Address of Principal Executive Office (Street and Number)

Nashua, New Hampshire 03862

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection of certain information required to be included in the Form 10-Q. The Form 10-Q will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date.

Cautionary Note Regarding Forward Looking Statements

Statements made in this Form 12b-25, as well as statements made by the Registrant in periodic filings with governmental entities, press releases and other public communications, that reflect management’s current assumptions and estimates of future performance may contain forward-looking statements to future events or future financial performance that involves risks and uncertainties. These statements are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934. These statements are only predictions and actual results could differ materially from those anticipated in these statements based upon a number of factors including those uncertainties and risk factors detailed from time to time in reports filed by Storage Computer Corporation with the Securities and Exchange Commission, including our most recent reports on Form 10-K and 10-Q.

PART IV— OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Peter N. Hood (Name)	(603) (Area Code)	880-3005 (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes    ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒ Yes     ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s revenues and net loss available to common stockholders for the three months ended June 30, 2003 are estimated to be lower than the corresponding three month period for 2002 as follows:

	Three months ended
	June 30, 2003	June 30, 2002
Revenues	$147,776	$586,993
Net loss applicable to common stockholders	$1,186,466	$4,339,726

The reduction in revenues relates to continued concentration on the realignment and refocus of our core business activity toward the Storage Wide Area Networking (SWAN) market segment for our CyberNAS Network Attached Storage and CyberVSA Storage Operating System. The net loss applicable to common stockholders was reduced because of reductions in headcount in all departments, the elimination of the use of outside contractors, the restructuring of our sales and marketing approach to focus on value added reseller channels, the reduction of legal fees and expenses for the enforcement of our intellectual property rights and reduced amortization of intangible assets.

STORAGE COMPUTER CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2003	By:	/s/ PETER N. HOOD
Name: Peter N. Hood Title: Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).